S

20010617

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 8-12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Towanda Avenue
(No. and Street)

Bloomington	IL	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Kilcoin 309-821-2669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miles Kilcoin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
DENISE L VERPLAETSE
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/26/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

COUNTRY Capital Management Company
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Year Ended December 31, 2019

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2019, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity

EY
Building a better working world

with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as COUNTRY Capital's auditor since 1989
February 28, 2020

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents		945,710
Equity securities, trading, at fair value		3,863,008
Receivable due from parent and affiliates		23,874
Accounts receivable		450,081
Income taxes recoverable		8,634
Prepaid expenses		25,267
Other assets		7,119
Total assets	$	5,323,693
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	645,018
Payable to parent and affiliates		114,837
Income taxes payable		67,859
Net deferred tax liability		24,209
Contract Liability		20,226
Total liabilities		872,149
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares		500,000
Retained earnings		3,951,544
Total stockholder's equity		4,451,544
Total liabilities and stockholder's equity	$	5,323,693

See accompanying notes.

COUNTRY Capital Management Company

Statement of Income

Year Ended December 31, 2019

Revenues	
Marketing fees:	
Insurance sales	7,131,275
Mutual fund sales	1,134,806
College savings plans	311,710
Service fees from parent	2,200,000
Investment income	147,620
Net gain on equity securities	270,377
Total revenues	11,195,788
Expenses	
Commission expense:	
Insurance sales	4,310,382
Mutual fund sales	678,905
College savings plans	184,534
General management services – affiliates	4,848,413
Professional services	4,647
Dues and assessments	11,052
Other	27,512
Total expenses	10,065,445
Income before income taxes	1,130,343
Income taxes:	
Current income tax expense	279,284
Deferred income tax expense	16,350
Total income taxes	295,634
Net income	$ 834,709

See accompanying notes.

COUNTRY Capital Management Company

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total
Balance, January 1, 2019	$ 500,000	$ 3,116,835	$ 3,616,835
Net income	–	834,709	834,709
Balance, December 31, 2019	$ 500,000	$ 3,951,544	$ 4,451,544

See accompanying notes.

COUNTRY Capital Management Company

Statement of Cash Flows

Year Ended December 31, 2019

Operating activities	
Net income	$ 834,709
Adjustments to reconcile net income to net cash used by operating activities:	
Deferred income tax expense	16,350
Net realized gain on sale of equity securities	(221,176)
Net unrealized gain on equity securities	(49,201)
Purchase of equity securities	(3,405,912)
Sale of equity securities	2,003,184
(Increase) decrease in assets	
Receivable due from parent and affiliates	83,610
Accounts receivable	(138,092)
Income taxes recoverable	108,260
Prepaid expenses	(14,852)
Other assets	(1,709)
(Decrease) increase in liabilities	
Accounts payable and accrued expenses	276,320
Payable to parent and affiliates	114,837
Income taxes payable	67,285
Contract liability	13,301
Net cash used by operating activities	(313,086)
Decrease in cash and cash equivalents	(313,086)
Cash and cash equivalents at beginning of year	1,258,796
Cash and cash equivalents at end of year	$ 945,710

See accompanying notes.

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Company, which, in turn, is a subsidiary of the Illinois Agricultural Association (IAA).

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of the COUNTRY® Financial brand. Marketing fees from variable annuity and variable universal life insurance products represented approximately 64% of total revenues in 2019. Marketing fees from mutual funds represented approximately 10% of total revenues in 2019 and are generated through the sales of mutual funds offered by unaffiliated brokers. Marketing fees from sales of college savings plans represented 3% of total revenues in 2019. Although COUNTRY Capital is registered in 30 states, its principal market is Illinois. COUNTRY Capital operates as a single segment.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance sales, mutual fund sales, and college savings plans are recognized as revenue on a trade-date basis as transactions occur.

Service Fee From Parent

The service fee from COUNTRY Life is earned ratably over the service period based on terms of the service agreement.

Investment Securities

The investment portfolio is carried at fair value. Changes in fair values of these securities are reported in earnings. Fair values of exchange traded funds and mutual funds are based upon quoted market prices.

In determining the cost basis of a security upon its sale, COUNTRY Capital uses the specific identification of that security's cost basis.

2. Significant Accounting Policies (continued)

Revenue Recognition

COUNTRY Capital earns marketing fees from the insurance companies, mutual funds and 529 plans it has contracts with. The marketing fees are broken down into the upfront sales commission earned at a point in time upon the sale of distribution services and a trail commission earned over time for providing ongoing distribution services. Additionally, COUNTRY Capital earns a service fee from its parent, COUNTRY Life Insurance Company. The service fee is earned ratably over the annual service period for maintaining a block of compliant insurance and financial products.

Within the identified insurance company, mutual funds and 529 plan promises, COUNTRY Capital identified a distinct service, the promise to sell, and a promise to provide distribution services. COUNTRY Capital determined that each day of service is distinct in that each day is both capable of being distinct as the customer can benefit from each day on its own and no day of service significantly impacts COUNTRY Capital's ability to fulfill another day of service nor does one day significantly modify another day. Additionally, COUNTRY Capital determined that the services represent a series of distinct services in that each day is substantially the same and has the same pattern of transfer to the customer. Therefore, the performance obligations are that of 1) selling, and 2) providing distribution services.

The upfront commission and trail are both considered variable. The upfront commission is considered variable due to the existence of chargeback rights if the investor withdraws the funds within a certain amount of time. The trail commission is considered variable as it is based upon the assets under management held after a specified holding period. Based on COUNTRY Capital's assessment of variable constraints, COUNTRY Capital recognizes a refund liability for chargebacks representing the amount expected to be refunded.

COUNTRY Capital records receivables for marketing fees in the month the performance obligations are met using the output method which is a direct measurement of the value of the services transferred to the customer to date. Accruals are estimated based on the expected value. As of December 31, 2019, the receivable balance is $450,081.

Contract costs will be accrued and expensed at the time the performance obligation is met as substantially all the efforts in generating the upfront and trail commissions have been completed.

2. Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

Financial Instruments – Credit Losses

In July 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments*. This new accounting guidance on credit losses changes the impairment model for most financial assets and certain other investments. The standard will replace today's incurred loss approach with an expected loss model for instruments measured at amortized cost and requires entities to record allowances for expected credit losses. The standard also requires entities to record a cumulative-effect adjustment to retained earnings the first reporting period in which the guidance is effective. This new guidance is effective in 2020. COUNTRY Capital will adopt the new guidance when it becomes effective on January 1, 2020 and does not expect the adoption to have a material impact on the financial statements as all of the Company's investments are at level 1 trading and the trade receivables for commission revenue are short-term with low risk of default.

Subsequent Events

Subsequent events have been evaluated through February 28, 2020, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

3. Investment Securities

COUNTRY Capital has a portfolio of equity securities which are carried at fair value based on quoted market prices, with changes in fair value reported in earnings. The $270,377 net gain on equity securities included in the Statement of Income includes $221,176 of net realized gains and $49,201 of net unrealized gains on equity securities still held at December 31, 2019.

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the accompanying Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy of inputs, as defined by Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, is as follows:

- Level I – Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level II – Inputs are other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
- Level III – These are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements, by level for the investment in equity securities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
December 31, 2019				
Investments in mutual funds:				
U.S. fixed income	$ 2,382,860	$ –	$ –	$ 2,382,860
International fixed income	357,484	–	–	357,484
U.S. equities	737,568	–	–	737,568
International equities	385,096	–	–	385,096
Total	$ 3,863,008	$ –	$ –	$ 3,863,008

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, COUNTRY Capital had net capital of $3,387,252 and net capital requirements of $100,000. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.25 to 1.00 at December 31, 2019. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products not offered by COUNTRY Life. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $2,200,000 in 2019. The service fees generated under this agreement accounted for 20% of COUNTRY Capital's total revenues in 2019.

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital recorded $4,709,255 in 2019 for the management and operational services provided by CC Services, Inc., which are included in general management services – affiliates in the accompanying Statement of Income. As of December 31, 2019, amounts payable, net of receivables, to CC Services, Inc. of $114,453 are included in payable to parent and affiliates in the accompanying Statement of Financial Condition. COUNTRY Capital recorded an expense of $139,158 in 2019 for services provided by IAA including, but not limited to, administration services, boards of directors, general counsel, and treasury services, which are included in general management services – affiliates in the accompanying Statement of Income.

COUNTRY Capital administers existing policies and contracts based on regulatory requirements and agent commissions related to the closed block of variable universal life and variable annuity business for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital earned commissions of $219,940 for brokering the products during 2019 which are included in marketing fees - insurance sales in the accompanying Statement of Income. As of December 31, 2019, commissions receivable from COUNTRY Investors Life Assurance Company of $21,173 are included in receivable due from parent and affiliates in the accompanying Statement of Financial Condition.

7. Income Taxes

COUNTRY Capital will file a consolidated federal income tax return with the Illinois Agricultural Holding Company and its subsidiaries. The 2019 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, dividend received deduction, and prior year taxes. The amount due to the Illinois Agricultural Holding Company for income taxes was $61,109 as of December 31, 2019. The Company has a written agreement which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. As provided in Treasury Regulation Section 1.1552-1(a)(2) as

7. Income Taxes (continued)

supplemented by the methodology in Section 1.1502-33(d)(3), allocation of the consolidated tax liability to each company of the consolidated group is based upon that company's separate return liability provided, however, that intercompany transactions which are deferred under a consolidated return, as well as losses incurred and credits utilized by the consolidated group, shall be recognized. Such provisions shall be applied taking into account the subgroup method set forth in Treasury Regulation Section 1.1502-47 and the related limitations on utilizing a loss from a life or nonlife subgroup, as applicable, against the income of the other subgroup. Intercompany tax balances are settled within 30 days of the filing of the applicable estimated or actual consolidated federal income tax return.

The components of income tax expense for the year ended December 31, 2019 are as follows:

	Federal	State	Total
2019			
Current income tax expense	$ 206,138	$ 73,146	$ 279,284
Deferred income tax expense	11,758	4,592	16,350
Income tax expense	$ 217,896	$ 77,738	$ 295,634

COUNTRY Capital made tax payments of $201,333 and received refunds of $95,662 in 2019.

The gross deferred tax asset at December 31, 2019 relates primarily to the unrealized loss on Common Stock as of December 31, 2019. The gross deferred tax liability at December 31, 2019 relates primarily to prepaid expenses and unrealized gains and losses on investments. At December 31, 2019, COUNTRY Capital had recorded gross deferred tax assets and liabilities of $13,160 and $37,369 respectively; and no valuation allowances.

COUNTRY Capital did not recognize any liability for uncertain tax positions and does not foresee any changes in the next 12 months.

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. COUNTRY Capital received $1,933 in interest for the year ended December 31, 2019.

7. Income Taxes (continued)

COUNTRY Capital, as a member of the consolidated filing with the Illinois Agricultural Holding Company, files tax returns in the U.S. federal jurisdiction. COUNTRY Capital files state tax returns as a member of the consolidated filing, with CC Services, Inc., or on a stand alone basis depending on the state. As of 2019, the tax years that remain subject to examination begin with 2016.

At December 31, 2019, COUNTRY Capital has no federal or state net operating loss carryforwards.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2019

Aggregate indebtedness		
Accounts payable and accrued expenses, income taxes payable, payable to parent and affiliates, and contract liability		$ 847,940
Net capital		
Common stock		500,000
Retained earnings		3,951,544
Total stockholder's equity		4,451,544
Addition adjustment:		
Deferred tax liability		24,209
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliates	$ 2,702	
Accounts receivable	450,081	
Income taxes recoverable	8,634	
Prepaid expenses	25,267	
Other assets	5,000	
Securities haircut	596,817	1,088,501
Net capital		$ 3,387,252
Capital requirements		
Minimum net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of requirements		3,287,252
Net capital as above		$ 3,387,252
Ratio of aggregate indebtedness to net capital		0.25 to 1

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 contained herein and the corresponding computation contained in the Company's unaudited Part II filing of Form X-17A-5 as of December 31, 2019.

COUNTRY Capital Management Company

Schedule II – Computation for
Determination of Reserve Requirements Under Rule 17a-5(d)

December 31, 2019

COUNTRY Capital is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

COUNTRY Capital Management Company

Schedule III – Information Relating to
Possession or Control of Securities Under Rule 17a-5(d)

December 31, 2019

COUNTRY Capital is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.